Exhibit 99.1

Draganfly Unveils New APEX Drone: The Next Evolution in Military and Law Enforcement Drone Systems

Saskatoon, SK., September 10th, 2024 - Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is proud to announce the launch of its newest product, the APEX Drone, designed specifically to meet the demanding needs of military and law enforcement surveillance operations.

The APEX UAV is a direct response to the increasing global demand for a compact, transportable version of the highly respected Commander 3XL. Incorporating feedback from military and law enforcement agencies, the APEX drone is a versatile and powerful solution that offers unmatched portability and modularity without sacrificing performance. Designed and Manufactured in North America, the APEX drone has been built to the high standards of government and military applications, making it an ideal choice for defence and law enforcement missions.

Engineered with up to 45 minutes of flight time and a payload capacity of 5 pounds, the APEX is equipped to handle a variety of mission-critical applications. Its quick-release, exchangeable payload system allows operators to adapt swiftly to changing operational needs. Optional upgrades to onboard computing and communications make the APEX platform a fit for a variety of current and future UAV operations. Available Nvidia onboard computing delivers cutting-edge AI performance to allow users to execute complex AI algorithms and real-time data processing directly on the drone. Additionally, a variety of communication link options are available that include interference-resistant COFDM and multi-channel capabilities, ensuring continuous control and reliable communication in RF-challenged environments.

The APEX drone will debut globally at the Land Forces Conference in Melbourne, Australia, from September 11-13, 2024, where it will be introduced to the Asia-Pacific defence industry. This premier event attracts military leaders, law enforcement, and industry experts, offering a prime platform for showcasing the APEX’s capabilities and fostering connections among global defence leaders.

“The APEX represents a significant advancement in our drone technology, delivering a compact yet powerful solution that directly addresses the needs of our military and law enforcement partners,” said Cameron Chell, CEO of Draganfly. “We are excited to showcase the APEX at the Land Forces Conference and are confident that it will set new standards for performance and reliability in the field.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leading developer of cutting-edge drone solutions, software, and AI systems that revolutionize how organizations operate and serve their stakeholders. With over 25 years of industry experience, Draganfly is recognized as a technology leader, providing innovative solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly’s mission is to deliver efficient, first-class services that save time, money, and lives.

For more information on Draganfly, please visit www.draganfly.com.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the assertion that the APEX drone can meet the demanding needs of military and law enforcement surveillance operations as well as that its quick-release, exchangeable payload system allows operators to adapt swiftly to changing operational needs. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.